Obtaining Control of Credit Suisse Cash Reserve Common

As of June 30, 2008, Credit Suisse Holdings America Inc
("Shareholder") owned 0 % of the Fund.  As of Dec 31, 2008,
Shareholder owned 75,000,000 shares of the Fund, which represented 72.07 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.